"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

RECEIVED
2004 SEP 20 A 10:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

04036944

Ref.:
Ellen W. Ronæss, Shareholder Services, Tel.: +47 2254 4430

SUPPL

Date: 9 September 2004

ORK – Trade subject to notification – exercised options

On 8 September 2004, in connection with its option programme, Orkla exercised 24,000 options; 10,667 at a strike price of NOK 135 and 13,333 at a strikeprice of NOK 132.

A total of 1,841,474 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,843,641 shares.

Full and Norwegian version enclosed to www.newsweb.no

PROCESSED
SEP 22 2004
THOMSON FINANCIAL

dw 9/20

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Siv Merethe Skorpen, Investor Relations, Tel.: +47 2254 4455

Date: 3 September 2004

ORK – Trade subject to notification - exercised options

On 2 September 2004, Orkla exercised 23,334 options at a strikeprice of NOK 135.

A total of 1,868,807 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,870,974 shares.

Norwegian version enclosed to www.newsweb.no

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Shareholder Services, Tel.: +47 2254 4430

Date: 1 September 2004

ORK – Trade subject to notification - exercised options

On 31 August 2004, Orkla exercised 9,333 options at a strikeprice of NOK 135.

A total of 1,892,141 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,894,308 shares.

Full and Norwegian version enclosed to www.newsweb.no